Exhibit 99.2

FOR IMMEDIATE RELEASE

21ST CENTURY FOX TO SPIN OFF BUSINESSES AND CREATE NEW “FOX”; A GROWTH COMPANY CENTERED ON LIVE NEWS AND SPORTS BRANDS AND THE ICONIC FOX BRAND

New “Fox” to Include Fox News, Fox Business, Fox Sports, Fox Broadcasting Company, Fox

Television Stations Group, FS1 and FS2, Fox Deportes and Big Ten Network

Remaining 21st Century Fox Businesses to Combine with Disney as Part of Separate Transaction Announced Today

NEW YORK, NY, December 14, 2017 — Twenty-First Century Fox, Inc. (“21st Century Fox” or the “Company” – NASDAQ: FOXA, FOX) today announced that it intends to spin off to 21st Century Fox shareholders a portfolio of its highly-rated news, sports and broadcast businesses to create a new “Fox,” which will be a growth company centered on live news and sports brands, anchored by the strength of the Fox Network.

The new “Fox” will include iconic branded properties Fox News Channel, Fox Business Network, Fox Broadcasting Company, Fox Sports, Fox Television Stations Group, and sports cable networks FS1, FS2, Fox Deportes and Big Ten Network (BTN). It will also include the Company’s studio lot in Los Angeles and equity investment in Roku.

The new Fox will house the #1 cable news channel in the country, the most watched business news channel, and a stations group that is present in 9 out of the 10 largest metro areas in the U.S. Its broadcast and cable sports brands will have coveted, long-term sports rights to the NFL, MLB, World Cup soccer and NASCAR. The new Fox will have a strong financial profile, supported by peer-leading growth and differentiated free cash flow generation, and will be positioned to continue to deliver consistent growth driven by affiliate rate increases, retransmission growth and strong advertising demand for its live content and entertainment product.

21st Century Fox Executive Chairman Rupert Murdoch said: “The new Fox will draw upon the powerful live news and sports businesses of Fox, as well as the strength of our Broadcast Network. It is born out of an important lesson I’ve learned in my long career in media: namely, content and news relevant to viewers will always be valuable. We are excited by the possibilities of the new Fox, which is already a leader many times over.”

In addition to the spin-off, 21st Century Fox today separately announced that the Company has entered into a definitive agreement to combine the rest of its businesses with Disney (NYSE: DIS), including the Company’s film and television studios, cable entertainment networks and international TV businesses.

Combining with Disney are 21st Century Fox’s critically acclaimed film production businesses including Twentieth Century Fox, Fox Searchlight and Fox 2000, which together offer diverse and compelling storytelling businesses and are the homes of Avatar, X-Men, Fantastic Four and Deadpool, as well as The Grand Budapest Hotel, Hidden Figures, Gone Girl, The Shape of Water, and The Martian – and its storied television creative units, Twentieth Century Fox Television, FX Productions and Fox21, who have brought The Americans, This Is Us, Modern Family, The Simpsons, and so many more hit TV series to viewers across the globe. Disney will also acquire FX Networks, Fox Sports Regional Networks, Fox Networks Group International, Star India, and 21st Century Fox’s interests in National Geographic Partners, Hulu, Sky, Tata Sky and Endemol Shine Group. 21st Century Fox remains committed to completing its proposed acquisition of the shares in Sky it does not own, and anticipates that the acquisition of Sky will close by June 30, 2018.

Mr. Murdoch continued: “As a result of the transformative transactions proposed today, we are paving the way for the new Fox, as well as a better Disney, to chart a course across a broad frontier of opportunity. We have always made a commitment to deliver more choices for customers; provide great storytelling, objective news, challenging opinion and compelling sports. Through today’s announcements we are proud to recommit to that promise and enable our shareholders to benefit for years to come through ownership of two of the world’s most iconic, relevant, and dynamic media companies. They will each continue to be leaders in creating the very best experiences for consumers.”

New Fox Assets

Fox’s assets will include:

Fox News Channel (FNC): 24-hour all-encompassing news service dedicated to delivering breaking news as well as political and business news. FNC has been the #1 cable news channel in the country for 63 straight quarters, and more recently has been the #1 basic cable network. FNC is available in approximately 90 million homes and dominates the cable news landscape, routinely notching the top ten programs in the genre.

Fox Broadcasting Company (FOX): home to some of the highest-rated and most acclaimed series on television as well as the most sought after sports properties. FOX is viewed by nearly 100 million households each month, airing 15 hours of primetime programming a week, as well as major sporting events and Sunday morning news. Through the FOX NOW app, FOX viewers can watch full episodes of their favorite FOX shows on a variety of digital platforms, while enjoying enhanced interactive and social capabilities around those shows.

Fox Business Network (FBN): financial news channel delivering real-time information across all platforms that impact both Main Street and Wall Street, Fox Business Network has been the #1 business network for 4 consecutive quarters. FBN launched in October 2007 and is available in more than 80 million homes in major markets across the United States. The network has bureaus in Chicago, Los Angeles, Washington, DC and London.

FOX Television Stations Group: one of the nation’s largest owned-and-operated network broadcast groups, comprising 28 stations in 17 markets and covering over 37% of U.S. television homes. This includes a presence in nine out of the 10 largest metro areas in the U.S. including seven duopolies in the top 10 markets: New York, Los Angeles, Chicago, Dallas, San Francisco, Washington, D.C. and Houston; as well as duopolies in Phoenix, Minneapolis, Orlando and Charlotte.

FS1 and FS2: FS1 is a popular sports cable network launched in 2013 in approximately 90 million homes boasting nearly 5,000 hours of live event, news and original programming annually. FS1 has several pillar sports: college basketball and football, MLB, NASCAR, NFL (ancillary programs), international soccer, Bundesliga, UFC, Premier Boxing Champions (PBC) and USGA. Major events televised on FS1 include the U.S. Open, MLB Postseason, the FIFA 2018 and 2022 World Cup and the FIFA Women’s World Cup in 2019. FS2 was founded in 2013 and is focused on extreme sports, including skateboarding, snowboarding, wakeboarding, motocross, surfing, mixed martial arts, BMX and FMX. FS2 is available in approximately 50 million homes.

Big Ten Network: the first internationally distributed network dedicated to covering America’s most storied collegiate conferences. Covering over 1,000 sporting events each year, including football, basketball, Olympic sports and championship events and award-winning original programming, in-depth studio analysis and classic games. The network is in approximately 50 million homes across the United States and Canada, including carriage by all the major video distributors.

New Fox Financial Information

Using Fiscal 2017 as a base, Fox is expected to have annual revenue of approximately $10 billion and EBITDA of approximately $2.8 billion. The Company will have an investment grade balance sheet conservatively levered with a maximum of $9 billion of new gross debt or under 3x net leverage on day one. Following the spin-off, Fox expects to continue to pay shareholders a strong regular dividend, with the initial rate to be determined prior to the completion of the spin-off.

Additional Transaction Details

The spin-off transaction will be taxable to 21st Century Fox, but not to its shareholders. The new Fox will receive a step-up in its tax basis commensurate with the amount of the corporate tax relating to the spin-off that will generate annual cash tax savings over the next 15 years.

Prior to completion of the spin-off, new Fox will pay an $8.5 billion cash dividend to 21st Century Fox, representing an estimate of such tax liability. If the final tax liability of 21st Century Fox is less than such amount, the first $2 billion of that adjustment will be made by a net reduction in the amount of the cash dividend to 21st Century Fox from new Fox. The amount of such tax liabilities will depend on several factors, including tax rates in effect at the time of closing as well as market values of Fox following the closing.

Upon closing of the spin-off transaction, 21st Century Fox’s shareholders would receive one share of common stock in new Fox for each same class 21st Century Fox share currently held. Following the separation, new Fox would maintain two classes of common stock: Class A Common and Class B Common Voting Shares. Details of the spin-off transaction distribution will be included in the registration statement that will be filed with the Securities and Exchange Commission.

As part of the definitive agreement with Disney announced today, 21st Century Fox shareholders will receive 0.2745 Disney shares for each 21st Century Fox share in the merger. The per share consideration is subject to adjustment up or down for certain tax liabilities arising from the spinoff and other transactions related to the acquisition. Terms of the transaction call for Disney to issue approximately 515 million new shares to 21st Century Fox shareholders, representing approximately a 25 percent stake in Disney on a pro forma basis. The transaction values the merged 21st Century Fox business at $28 per share using a reference Disney share price of $102 and at nearly $30 per share based on Disney’s closing share price on December 13, 2017. This equates to a total enterprise value of approximately $69 billion.

The merger is subject to customary conditions, including regulatory and shareholder approval.

Advisors

Goldman, Sachs & Co. is acting as the lead financial advisor to the Company and provided a bridge loan commitment of up to $9 billion to the new Fox. Centerview Partners and Deutsche Bank are also acting as financial advisors to the Company. Skadden, Arps, Slate, Meagher & Flom LLP, Hogan Lovells, and Simpson Thacher & Bartlett are acting as legal advisors to the Company.

Conference Call Details

21st Century Fox senior executives will host a conference call this morning, Thursday, December 14, 2017 at 9:00am (New York) to discuss the creation of new “Fox” and the merger of certain assets with Disney for analysts and investors. Reporters are invited to join the call on a listen-only basis.

CALL DETAILS:

Live teleconference dial-in numbers:

United States:	+1 (800) 230-1092

International:	+1 (612) 288-0329

Passcode:	FOX

Teleconference Replay dial-in numbers:

United States:	+1 (800) 475-6701

International:	+1 (320) 365-3844

Passcode:	439113

The webcast will be broadcast on the Company’s investor relations website: www.21cf.com/investor-relations

Transcript of the presentation will also be made available shortly after the call, accessible via the same link.

About 21st Century Fox

21st Century Fox is one of the world’s leading portfolios of cable, broadcast, film, pay TV and satellite assets spanning six continents across the globe. Reaching more than 1.8 billion subscribers in approximately 50 local languages every day, 21st Century Fox is home to a global portfolio of cable and broadcasting networks and properties, including FOX, FX, FXX, FXM, FS1, Fox News Channel, Fox Business Network, FOX Sports, Fox Sports Network, National Geographic Channels, Star India, 28 local television stations in the U.S. and more than 350 international channels; film studio Twentieth Century Fox Film; and television production studios Twentieth Century Fox Television and a 50 per cent ownership interest in Endemol Shine Group. The Company also holds approximately 39.1 per cent of the issued shares of Sky, Europe’s leading entertainment company, which serves nearly 23 million households across five countries. For more information about 21st Century Fox, please visit www.21CF.com.

Investor Relations:

Reed Nolte, 212-852-7092

Mike Petrie, 212-852-7130

Press Contacts:

Julie Henderson, 310-369-0773

Nathaniel Brown, 212-852-7746

Important Information About the Transaction and Where to Find It

In connection with the proposed transaction between The Walt Disney Company (“Disney”) and Twenty-First Century Fox, Inc. (“21CF”), Disney and 21CF will file with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4 that will include a joint proxy statement of Disney and 21CF that also constitutes a prospectus of Disney. 21CF will file with the SEC a registration statement for a newly formed subsidiary (“New Fox”), which is contemplated to own certain assets and businesses of 21CF not being acquired by Disney in connection with the proposed transaction. 21CF and Disney may also file other documents with the SEC regarding the proposed transaction. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which 21CF or Disney may file with the SEC. INVESTORS AND SECURITY HOLDERS OF 21CF AND DISNEY ARE URGED TO READ THE REGISTRATION STATEMENTS, THE JOINT PROXY STATEMENT/PROSPECTUS AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders may obtain free copies of the registration statements and the joint proxy statement/prospectus (when available) and other documents filed with the SEC by 21CF and Disney through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations department of:

21CF	Disney
1211 Avenue of Americas	c/o Broadridge Corporate Issuer Solutions
New York, NY 10036	P.O. Box 1342
Attention: Investor Relations	Brentwood, NY 11717
1 (212) 852 7059 Investor@21CF.com	Attention: Disney Shareholder Services 1 (855) 553 4763

Participants in the Solicitation

21CF, Disney and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding 21CF’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in 21CF’s Annual Report on Form 10-K for the year ended June 30, 2017 and its proxy statement filed on September 28, 2017, which are filed with the SEC. Information regarding Disney’s directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is available in Disney’s Annual Report on Form 10-K for the year ended September 30, 2017 and its proxy statement filed on January 13, 2017, which are filed with the SEC. A more complete description will be available in the registration statement on Form S-4, the joint proxy statement/prospectus and the registration statement of New Fox.

No Offer or Solicitation

This communication is for informational purposes only and is not intended to and does not constitute an offer to subscribe for, buy or sell, or the solicitation of an offer to subscribe for, buy or sell, or an invitation to subscribe for, buy or sell any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, invitation, sale or solicitation would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Notes on Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In this context, forward-looking statements often address expected future business and financial performance and financial condition, and often contain words such as “expect,” “anticipate,” “intend,” “plan,” “believe,” “seek,” “see,” “will,” “would,” “target,” similar expressions, and variations or negatives of these words. Forward-looking statements by their nature address matters that are, to different degrees, uncertain, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These and other forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements, including the failure to consummate the proposed transaction or to make any filing or take other action required to consummate such transaction in a timely matter or at all, are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause actual results to differ materially from those expressed in any forward-looking statements. Important risk factors that may cause such a difference include, but are not limited to: (i) the completion of the proposed transaction may not occur on the anticipated terms and timing or at all, (ii) the required regulatory approvals are not obtained, or that in order to obtain such regulatory approvals, conditions are imposed that adversely affect the anticipated benefits from the proposed transaction or cause the parties to abandon the proposed transaction, (iii) the risk that a condition to closing of the transaction may not be satisfied (including, but not limited to, the receipt of legal opinions and rulings with respect to the treatment of the transaction under U.S. and Australian tax laws), including the tax-free treatment of the transaction to 21CF’s stockholders of the distribution of shares of New Fox common stock, (iv) the risk that the anticipated tax treatment of the transaction is not obtained, (v) an increase or decrease in the anticipated transaction taxes (including due to any changes to tax legislation and its impact on tax rates (and the timing of the effectiveness of any such changes)) to be paid in connection with the separation prior to the closing of the transactions could cause an adjustment to the exchange ratio, (vi) potential litigation relating to the proposed transaction that could be instituted against 21CF, Disney or their respective directors, (vii) potential adverse reactions or changes to business relationships resulting from the announcement or completion of the transactions, (viii) risks associated with third party contracts containing consent and/or other provisions that may be triggered by the proposed transaction, (ix) negative effects of the announcement or the consummation of the transaction on the market price of 21CF and/or Disney’s common stock, (x) risks relating to the value of the Disney shares to be issued in the transaction and uncertainty as to the long-term value of Disney’s common stock, (xi) the potential impact of unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of Disney’s operations after the consummation of the transaction and on the other conditions to the completion of the merger, (xii) the risks and costs associated with, and the ability of Disney to, integrate the businesses successfully and to achieve anticipated synergies, (xiii) the risk that disruptions from the proposed transaction will harm 21CF’s or Disney’s business, including current plans and operations, (xiv) the ability of 21CF or Disney to retain and hire key personnel, (xv) adverse legal and regulatory developments or determinations or adverse changes in, or interpretations of, U.S., Australian or other foreign laws, rules or regulations, including tax laws, rules and regulations, that could delay or prevent completion of the proposed transactions or cause the terms of the proposed transactions to be modified, (xvi) the risk that New Fox, as a new company that currently has no credit rating, will not have access to the capital markets on acceptable terms, (xvii) the risk that New Fox may be unable to achieve some or all of the benefits that 21CF expects New Fox to achieve as an independent, publicly-traded company, (xviii) the risk that New Fox may be more susceptible to market fluctuations and other adverse events than it would have otherwise been while still a part of 21CF, (xix) the risk that New Fox will incur significant indebtedness in connection with the separation and distribution, and the degree to which it will be leveraged following completion of the distribution may materially and adversely affect its business, financial condition and results of operations, (xx) the ability to obtain or consummate financing or refinancing related to the transaction upon acceptable terms or at all, (xxi) as well as management’s response to any of the aforementioned factors. These risks, as well as other risks associated with the proposed transactions, will be more fully discussed in the joint proxy statement/prospectus that will be included in the registration statement on Form S-4 that will be filed with the SEC in connection with the proposed transactions, as well as in the registration statement filed with respect to New Fox. While the list of factors presented here is, and the list of factors to be presented in the registration statement on Form S-4 and the registration statement of New Fox are, considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward looking statements. Consequences of material differences in results as compared with those anticipated in the forward-looking statements could include, among other things, business disruption, operational problems, financial loss, legal liability to third parties and similar risks, any of which could have a material adverse effect on 21CF’s or Disney’s consolidated financial condition, results of operations, credit rating or liquidity. Neither 21CF nor Disney assumes any obligation to publicly provide revisions or updates to any forward looking statements, whether as a result of new information, future developments or otherwise, should circumstances change, except as otherwise required by securities and other applicable laws.